Exhibit 99.1

NORTHERN PERU COPPER CORP.

ANNUAL INFORMATION FORM

For the year ended

June 30, 2006

Suite 1550 - 625 Howe Street

Vancouver, British Columbia

V6C 2T6

Amended and Restated on March 16, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES	1

GLOSSARY OF MINING TERMS	3

CORPORATE STRUCTURE	5

NAME, ADDRESS AND INCORPORATION	5
INTERCORPORATE RELATIONSHIPS	5

GENERAL DEVELOPMENT OF THE BUSINESS	5

HISTORY	5
Reorganization	5
Post-Reorganization	7
Financings	7
Drilling Programs, Metallurgy, Preliminary Economic Assessment	7
SIGNIFICANT ACQUISITIONS	10

DESCRIPTION OF BUSINESS	10

GENERAL	10
COMPETITIVE CONDITIONS	10
EMPLOYEES	10
PROPERTIES OF THE COMPANY	11
Galeno Property	11
Pashpap Property	26
OTHER ASSETS	27
RISK FACTORS	27

DIVIDENDS	30

DESCRIPTION OF CAPITAL STRUCTURE	30

COMMON SHARES	30

MARKET FOR SECURITIES	31

MARKET	31
TRADING PRICE AND VOLUME	31
PRIOR SALES	31

ESCROWED SECURITIES	32

DIRECTORS AND OFFICERS	32

NAME, OCCUPATION AND SECURITY HOLDING	32
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	33
CONFLICTS OF INTEREST	33

LEGAL PROCEEDINGS	34

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	34

TRANSFER AGENTS AND REGISTRARS	35

MATERIAL CONTRACTS	35

INTERESTS OF EXPERTS	35

ADDITIONAL INFORMATION	35

AUDIT COMMITTEE	35
GENERAL	40

PRELIMINARY NOTES

Date of Information in this AIF

This annual information form (“AIF”), amended and restated on March 16, 2007, contains information available to Northern Peru Copper Corp. (the “Company”) as of September 22, 2006 (unless otherwise indicated).

Documents Incorporation by Reference

Certain parts of the Management Proxy Circular of Regalito Copper Corp. (formerly Lumina Copper Corp.) (“Regalito”) dated April 1, 2005 (the “Regalito Circular”) are incorporated by reference and form part of this AIF.  The Regalito Circular has been filed under Regalito’s profile on the SEDAR website at www.sedar.com.

Financial Statements

This AIF should be read in conjunction with the Company’s consolidated financial statements and management’s discussion and analysis (“MD&A”) for the fiscal year ended June 30, 2006.  The financial statements and MD&A are available at www.northernperu.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to Canadian dollars and all references to “US dollars” or to US$” are to United States of America dollars.  An exchange rate of 1.106 has been used to convert US dollars to Canadian dollars.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this AIF.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements in this AIF speak only as of September 22, 2006.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after September 22, 2006 to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in the Company’s disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Metallurgy and Petroleum Standards.  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms used in the mining industry and in the AIF:

“Advanced Stage”

means a mineral property that has, determined through the results of exploration, substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

“Commercial Development”

means a decision made by the Company, after extensive engineering, economic, environmental, design and feasibility studies are completed, to proceed with the removal and recovery, for commercial profit, of ores, minerals and mineral resources from any portion of a mining property

“Cu”	scientific symbol and abbreviation for copper

“Cutoff grade”

is the lowest grade of mineralized material that qualifies as ore in a given deposit. It is used to define a mineral deposit that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale. continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices

“Disseminated” or “dissemination”	is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock material

“Geological Time”	the part of the earth’s history that is recorded in the succession of rocks

“Hypogene”	said of a geologic process, and of its resultant features, occurring within and below the crust of the earth

“Indicated Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“Inferred Mineral Resource”

is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“Mineral Resource”

is a concentration or occurrence of natural, solid, inorganic or fossilized organic  material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge

“Measured Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

Mineral Reserve

is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when that material is mined.

“Metallurgy”	the science and art of extraction of metals from their ores and preparing them for use

“Mineralization”	the process by which minerals are introduced and concentrated within a host rock, and the product of this process

“NPI”	means a percentage of the gross dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted

“NSR”	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed

“Supergene”	Said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions, also said of those solutions and of that environment

CORPORATE STRUCTURE

Name, Address and Incorporation

Northern Peru Copper Corp. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on February 28, 2005.  Trading of the Company’s shares commenced on the Toronto Stock Exchange (the “TSX”) under the symbol “NOC” on May 19, 2005 as a result of a corporate reorganization of Regalito through a statutory plan of arrangement.  See “General Development of the Business” below for further details on the reorganization.

The head office of the Company is located at Suite 1550 - 625 Howe Street, Vancouver, BC, V6C 2T6.  The Company’s registered office is located at Suite 700 - 625 Howe Street, Vancouver, BC, V6C 2T6.

Intercorporate Relationships

The Company has the following direct or indirect subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Company commenced operations on May 18, 2005 as a result of the corporate reorganization of Regalito which included the transfer of certain mineral properties and other assets from Regalito, as more particularly outlined below.

Reorganization

On May 9, 2005, the shareholders of Regalito approved the reorganization of Regalito by way of statutory plan of arrangement (the “Arrangement”) which resulted in the mineral resource assets of Regalito being divided between four separate public companies, Regalito (formerly Lumina Copper Corp.), Global Copper Corp. (“Global”), Lumina Resources Corp. (“Lumco”) and the Company.

Shareholder approval to the Arrangement was received at Regalito’s annual and special meeting held on May 9, 2005 and court and regulatory approvals were received.  Pursuant to the Arrangement, common shares of the Company, Global and Lumco were distributed to shareholders of Regalito by way of letters of transmittal on a one for one basis as of May 18, 2005 (the “Effective Date”), with the result that each of Regalito, Global, Lumco and the Company had the same shareholders and each shareholder had the same percentage interest in each of Regalito, Global, Lumco and the Company as they had in Lumina Copper Corp. prior to the Effective Date.

Under the Arrangement, Regalito’s most advanced project, the Regalito Property in Chile, remained in Regalito, while Regalito’s other properties, related assets and cash were transferred to Global, Lumco and the Company.

On the Effective Date, the Galeno and Pashpap properties in Peru were transferred from Regalito to the Company.  In addition, all of the issued and outstanding shares of 1327008 Ontario Ltd., an Ontario company, and Lumina Copper SAC, a Peruvian company and their respective subsidiaries, were transferred to the Company, together with cash of approximately $3,275,000.

Share Purchase Warrants

Under the Arrangement, each Warrant of Regalito outstanding on the Effective Date, upon exercise of such Warrant after the Effective Date, entitled the holder thereof to receive one common share of each of Global, Lumco, Regalito and the Company at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Warrant, subject to the terms and conditions contained in such certificate.

If a Warrant of Regalito was exercised, Regalito would use the net proceeds from the exercise of such Warrant after the Effective Date to acquire common shares of Global, Lumco and the Company by exercising its warrants such that Regalito would receive 95.1% of the net proceeds per share issued, Global would receive 3.4% of the net proceeds per Global share issued, Lumco would receive 0.8% of the net proceeds per Lumco share issued and the Company would receive 0.7% of the net proceeds per share issued by the Company. Upon receipt of such funds, Global, Lumco and the Company would issue and deliver to Regalito the certificate representing the new common shares of Global, Lumco and the Company to which Regalito was entitled and Regalito would assign and deliver the common shares of Global, Lumco and the Company to the warrant holder.

On February 14, 2006, Regalito cancelled its outstanding warrants. Each of Lumco, Global and the Company issued its own warrants to the warrant holder exercisable at prices equal to the percentages as stated in the preceding paragraph.  The Company, therefore, issued warrants for the acquisition of up to 100,000 common shares exercisable at a price of $0.06 per share to March 14, 2007.  These warrants may be exercised independently of the warrants issued by Lumco and Global.

Stock Options

On the Effective Date, each outstanding Option of Regalito was exchanged for one Option in each of Global, Lumco and the Company.  The exercise price of each new option was 3.4% of the Exercise Price for the Options of Global, 0.8% of the Exercise Price for the Options of Lumco and 0.7% of the Exercise Price for the Options of the Company.

Bonus Shares

After the Effective Date, if Regalito at any time issues bonus shares to a party pursuant to the Regalito Stock Option Plan in connection with an agreement entered into prior to the Effective Date then Global, Lumco and the Company will issue and deliver to that party a certificate representing the same number of common shares of Global, Lumco and the Company as Regalito issued to the party.  All of the issued share capital of Regalito was sold to an arm’s length third party on May 12, 2006 and, in consequence, the commitment of the Company to issue shares was fulfilled and the Company has no further commitments with respect to commitments arising under Regalito’s Stock Option Plan.

Potential Future Stock Issuances

Prior to the Effective Date, Regalito had either the option to issue shares or to pay cash to the vendor as part of the consideration to complete the purchase of two mineral properties.  One of the mineral properties was the Galeno property which as a part of the Arrangement was transferred to the Company.  The other mineral property was transferred to Global.  As a term of the Arrangement, both Global and the Company have agreed that unless otherwise agreed to by all of the affected parties they will not exercise the right to issue shares to the vendor as part of the consideration to complete the purchase of their respective properties.

Global, Lumco and the Company have some directors and officers in common, and the management teams of Global, Lumco and the Company are comprised of some, but not all, of the same people.  See “Directors and Officers” below for details.

Further details of the Arrangement are set out in the Regalito Circular under the heading “The Arrangement” which section is incorporated by reference into this AIF.  The Regalito Circular has been filed under Regalito’s profile on SEDAR and is available for review at www.sedar.com.

Post-Reorganization

On June 16, 2005 the Company signed an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to grant JOGMEC an option to earn a 51% participating joint venture interest in the Company’s Pashpap property.

The terms of the agreement require JOGMEC to complete a minimum of US$5 million on exploration on the property (at least $0.5 million in year 1), including a minimum of 25,000 meters of drilling, and including paying annual administrative costs of US$50,000 to the Company over a 4 year period to earn its 51% ownership interest.  Upon JOGMEC meeting its investment obligations, both parties will be responsible for funding their pro-rata share of the costs necessary to continue to advance and develop the Pashpap property.  Should either party not wish to continue to fund its obligations then its interest will be diluted accordingly until it is less than 20%, whereupon it will automatically convert to a 2% NSR.

Financings

On December 15, 2005, the Company completed a brokered private placement for gross proceeds of $3,097,500 through a syndicate led by Westwind Partners Inc.  These funds were raised by the Company issuing 2,065,000 common shares at a price of $1.50 per share.  Net proceeds from this private placement were used for the continuing exploration of the Galeno Property and for working capital.

On April 12, 2006, the Company completed a private placement of 4,000,000 common shares at a price of $3.25 per share to raise gross proceeds of $13,000,000.  These funds are being used to further exploration on the Galeno Property including the ongoing infill drill program, the exploration drilling program at the Hilorico gold target and for working capital.

Drilling Programs, Metallurgy, Preliminary Economic Assessment

On September 6, 2005 the Company announced that it had received drill results from the first five holes drilled in its 5,000 meter Phase 1 drilling program at the Galeno property.  Results were highlighted by hole GND-05-03 that returned 332 meters of 0.93% copper equivalent, grading 0.68% copper, 0.20 g/t gold, and 0.022% molybdenum, including 54 meters of 1.47% copper equivalent, grading 1.25% copper, 0.18 g/t gold and 0.02% molybdenum (refer to page 26 for the calculation of copper equivalent).

On October 3, 2005 the Company announced additional drill results from its Phase 1 drilling program at the Galeno property.  Results were highlighted by hole GND-05-06 that returned 316 meters grading 0.72% copper, 0.08 g/t gold, and 0.018% molybdenum (0.87% copper equivalent), including 107 meters grading 1.02% copper, 0.10 g/t gold and 0.017% molybdenum (1.18% copper equivalent). On the basis of these results, the Company announced that a second drilling rig has been mobilized to the site, and a Phase 2 program comprising 10,000 meters of drilling has been initiated immediately.

On October 31, 2005 the Company announced additional drill results from its Phase 2 drilling program at the Galeno property.  Results were highlighted by hole GND-05-12 that returned 330 meters grading 0.84% copper, 0.19 g/t gold, and 0.020% molybdenum (1.07% copper equivalent), including 210 meters grading 1.02% copper, 0.23 g/t gold and 0.020% molybdenum (1.28% copper equivalent).

On November 18, 2005 the Company announced additional drill results from its Phase 2 drilling program at the Galeno property. Results were highlighted by hole GND-05-16 that returned 306 meters grading 0.91% copper, 0.09 g/t gold, and 0.011% molybdenum (1.03% copper equivalent), including 248 meters grading 1.00% copper, 0.10 g/t gold and 0.012% molybdenum (1.13% copper equivalent).

On December 20, 2005 the Company announced additional drill results from its Phase 2 drilling program at the Galeno property. Results were highlighted by step out hole GND-05-22, that returned 358 meters grading 0.69% copper, 0.12 g/t gold, and 0.029% molybdenum (0.93% copper equivalent), including 60 meters grading 1.01% copper, 0.15 g/t gold and 0.035% molybdenum (1.31% copper equivalent).

On January 5, 2006 the Company announced results from the first two holes from its Hilorico gold prospect located approximately one kilometre from the Galeno copper-gold-molybdenum project in northern Peru.  Holes HR-05-01 returned 201m grade 1.00 g/t gold and 5.6 g/t silver from 121m to 322m including 62m grading 1.48 g/t gold and 2.6 g/t silver.  The entire hole assayed 0.64 g/t gold and 6.2 g/t silver over its 367.55m length.  HR-05-02 cut 117.35 at 50.7 g/t silver, 0.21 g/t gold, 1.28% zinc and 0.61% lead from 188m to the bottom of the hole at 305.35m in core dominated by siltstone and faulting.

On January 24, 2006 the Company announced the results from four new drill holes at the Galeno property.  Results were highlighted by step out hole GND-05-38 that returned 320 meters grading 0.69% copper, 0.16 g/t gold, and 0.012% molybdenum (0.86% copper equivalent) from surface including 148 meters that assayed 0.85% copper, 0.14 g/t gold, and 0.011% molybdenum (1.00% copper equivalent).  In addition the southern margin of the deposit was extended to depth and laterally by hole GND-05-39 that graded 253.75 meters grading 0.51% copper, 0.12 g/t gold and 0.013% molybdenum (0.65% copper equivalent).  Holes GND-05-40 and GND-05-41 stepped out further from GND-05-38 and encountered continuing mineralization to the east and northwest that remained open.

On March 8, 2006, the Company announced that it had received a new, independent mineral resource estimate (the “March 2006 Resource Estimate”) that had significantly increased the size of the Galeno deposit.  The estimated mineral resource at the Galeno deposit at a 0.4% copper equivalent cut-off are 504 million tonnes grading 0.71% copper equivalent, containing 6.00 billion pounds of copper, 1.94 million ounces of gold and 167 million pounds of molybdenum of Indicated Mineral Resources and 554 million tonnes grading 0.50% copper equivalent, containing 4.76 billion pounds of copper, 1.60 million ounces of gold and 122 million pounds of molybdenum of Inferred Mineral Resources.  At a 0.8% copper equivalent cut-off, a central, near surface, higher grade core had been identified containing approximately 148 million tonnes grading 0.98% copper equivalent, containing 2.54 billion pounds of copper, 0.76 million ounces of gold and 62 million pounds of molybdenum of Indicated Mineral Resources.  The March 2006 Resource Estimate was reported in a NI 43-101-compliant technical report titled Technical Report El Galeno Copper-Gold Property dated April 21, 2006 (the “April 2006 Report”) prepared by B. Davis, FAusIMM and R. Sim, P.Geo of Norwest Corporation.  A full copy of the April 2006 Report is available under the Company’s profile on SEDAR at www.sedar.com.

On April 3, 2006 the Company announced results from the latest three holes at its Hilorico gold prospect located approximately one kilometre from the Company’s Galeno property. Hole HR-06-05a returned 56m grading 2.63 g/t gold and 2.6 g/t silver from 138m to 194m in completely oxidized, brecciated quartzite and included 19.7m grading 6.78 g/t gold and 3.9 g/t silver and 2m grading 41.9 g/t gold.  HR-06-05a is a 100m step out hole to the north of the discovery hole HR-05-01 which cut 201m @ 1.00 g/t gold and 5.6 g/t silver. To the north HR-06-03 stepped-out a further 80m and returned 82.5m at 0.70 g/t gold and 2.2 g/t silver from 40m to 122.5m.  To the south HR-06-04 intercepted 70m grading 0.41 g/t gold and 10.2 g/t silver from 40m to 110m.  Both intervals comprise oxidised, brecciated quartzites.

On April 10, 2006 the Company announced a 2006 drill program of 4,800m at the Pashpap property to be conducted by JOGMEC, as well as the staking of new exploration targets that doubled the size of the claims in the property.  The Pashpap property has been operated by JOGMEC since March 2005 under an option agreement to earn a 51% interest from the Company.

On April 11, 2006 the Company announced that it had initiated a prefeasibility study, which would also include a NI 43-101-compliant preliminary economic assessment on the Galeno property.

On May 2, 2006, the Company announced further results from the latest three holes at its Hilorico property.  Hole HR-06-07 returned 213.4m grading 1.04 g/t gold and 1.6 g/t silver from 38 to 251.4m in completely oxidised, brecciated quartzite including two high grade zones of 4m and 2m grading 18.4 and 26.1 g/t gold respectively.  Hole HR-06-08 cut 128m assaying 0.97g/t gold and 2.0g/t silver from 32 to 160m in sulphide mineralization contained within a localized mudstone that rarely occurs at Hilorico.  Hole HR-06-06 cut two intervals of 50.5m assaying 0.52g/t gold and 3.9g/t silver from 17.5 to 68m and a further 60m grading 0.64g/t gold and 4.3 silver from 156m to 216m; in oxide and sulphide mineralization respectively.

On May 16, 2006, the Company announced the results from the metallurgical testing program completed as part of the Galeno Project prefeasibility study.  The test results showed that the Galeno ore material is amenable to conventional flotation recovery methods and that the overall metal recoveries are high.

On July 5, 2006, the Company announced further results from the next five holes at its Hilorico property.  HR-06-13 returned 115.7m at 1.10 g/t gold and 9.08 g/t silver from surface to 115.7m in completely oxidised and brecciated quartzite. This passed into a sulphide dominant interval of 40.3m from 115.7 to 156.0m grading 0.8g/t gold and 10.9g/t silver, also in quartzite breccias for a combined oxide and sulphide interval of 156m at 0.96g/t gold and 9.55g/t silver. Hole HR-06-12 returned a best interval of 196m at 0.79g/t gold and 4.9g/t silver from 78 to 274m in core that is dominated by brecciated quartzites. Hole HR-06-11 assayed 38m of 1.29g/t gold and 2.88 g/t silver from surface and below that 172m at 0.86g/t gold and 5.54g/t silver from 138m to 310m, also in brecciated quartzites. Hole HR-06-10 has extended the zone to the north with an intercept of 180m grading 1.26g/t gold and 2.14g/t silver from 60m to 248m. Hole HR-06-09 stepped out to the northeast of the known deposit, some 100m to the north of HR-06-06 and intercepted 68.6m of 0.96g/t gold and 2.93g/t silver from 25.4 to 94m and 47.3m of 0.79g/t gold and 3.85g/t silver from 135.2 to 182.5m. The hole was lost in a thrust fault with the last 2.6m comprising semi-massive pyrite. To date approximately 6,000m in 17 holes have been drilled and results have been received for 13 of these holes.

On July 11, 2006 the Company announced the results of a Preliminary Economic Assessment (“PA”) by Samuel Engineering Inc. of Greenwood Village, Colorado on the Galeno property, which was based on the March 2006 Resource Estimate.  A full copy of the PA is available for review at the offices of the Company at Suite 1550 - 625 Howe Street, Vancouver, British Columbia, or under the Company’s profile on SEDAR at www.sedar.com.

The PA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Thus, there is no certainty that the PA will be realized.  Actual results may vary, perhaps materially.

The salient details of the PA are summarized in the table below (all dollar figures are in US dollars unless otherwise stated):

NPV ($1.20/lb Cu, 8% discount rate)	$548 million
IRR	21.7%
Initial Capital Expenditure	$853 million
LOM C-1 Cash Costs (net by-product credits)	$0.486/lb Cu mined
Mill Capacity	90,000 tpd
Annual Throughput	32.4 million tonnes
Mine Life	20.7 years
Strip Ratio	0.13:1
LOM average annual copper-in-concentrate production	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	208,000 tonnes

See “Description of the Business – Properties of the Company – Galeno Property – Preliminary Economic Assessment”.

On August 9, 2006, the Company received a new independent mineral resource estimate (the “August 2006 Resource Estimate”) that included results from the recently completed infill drilling program at the Galeno property.  Indicated Mineral Resources have increased by 261 million tonnes grading 0.50% copper equivalent, at a 0.4% copper equivalent cut off grade.  Inferred Mineral Resources were subsequently reduced by 450 million tonnes as a result of the upgrading of Inferred Mineral Resources to the Indicated Mineral Resources category and a reduction in the overall amount of Inferred Mineral Resources previously drill defined.  The August 2006 Resource Estimate at a 0.4% copper equivalent cut off is: (i) 765 million tonnes grading 0.64% copper equivalent, containing 8.26 billion pounds of copper, 2.78 million ounces of gold and 236 million pounds of molybdenum as Indicated Mineral Resources; and (ii) 98 million tonnes grading 0.48% copper equivalent; containing 0.75 billion pounds of copper, 0.36 million ounces of gold and 23 million pounds of molybdenum as Inferred Mineral Resources.  Indicated Mineral Resources at a 0.8% copper equivalent cut off grade in the central, near surface, high grade core zone of the deposit have slightly increased from 148Mt to 153Mt.  R. Sim, P.Geo, of Norwest Corporation is the Qualified Person responsible for the August 2006 Resource Estimate.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Given the results of the August 2006 Resource Estimate and the PA, the Company commissioned a prefeasibility study based on the August 2006 Resource Estimate, which includes results from 43 additional drill holes not included in the March 2006 Resource Estimate or the PA.

Significant Acquisitions

The Company made no significant acquisitions during its financial year ended June 30, 2006 for which disclosure is required under Part 8 of National Instrument 51-102.

DESCRIPTION OF BUSINESS

General

The Company is a natural resource company engaged in the business of the acquisition and exploration of advanced stage copper exploration properties and other exploration mineral properties in Peru.  The Company currently has interests in two properties in Peru, the Galeno Property and the Pashpap Property.  The Company obtained its interests in the Galeno and Pashpap properties by way of the Arrangement.  The Company’s primary asset is the Galeno Property.

The Company’s primary strategy is the acquisition and exploration of advanced stage copper exploration properties in Peru.  At present, the Company has no producing properties and consequently has no current operating income or cash flow.  As of this date, the Company is an exploration stage company and has not generated any revenues.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties of the Company is determined.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire further properties will depend not only on its ability to operate and develop its properties but also on its ability to select and acquire suitable properties or prospects for development or mineral exploration.

Employees

As of September 22, 2006, the Company has no full-time employees and nine people working on a consulting basis.  The operations of the Company are managed by its directors and officers.  The Company engages geological and engineering consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Properties of the Company

Galeno Property

Galeno Concessions

Acquisition of the Galeno Property

The Galeno and El Galeno mining concessions which make up the Galeno property (see Mineral Concessions Forming the Galeno property below), are currently registered under the name of Asuncion Negociacion Minera S.A. (ASUMIN).  On April 25, 2003 Regalito, through its wholly owned subsidiary, Lumina Copper SAC (“Lumina SAC”) entered into an agreement with ASUMIN, that granted to Lumina SAC the option to obtain a 100% interest in the property by making staged payments which total US$2.0 million.  The terms of the agreement as supplied by Regalito and which have been assigned to the Company are summarized as follows:

The Company may purchase the property for cash payments totalling US$2.0 million as set out in the following table:

Schedule of Payments

Period	Amount (US$)
On signing	10,000(paid)
3 months	20,000(paid)
6 months	50,000(paid)
12 months	100,000(paid)
24 months	300,000(paid)
36 months	400,000(paid)
48 months	1,120,000
Total	2,000,000

The payment scheduled for the 48th month may be delayed for up to three years if payments of US$100,000 are made at each of the 48th, 60th and 72nd months.  US$50,000 of each of the US$100,000 payments is to be considered as an annual advance payment against the US$1,120,000 payment.  The remaining US$50,000 of each US$100,000 payment is to be taken as an annual penalty payment.  For example, if the payment at month 48 is deferred in all three years, the payment will be due in month 84 in the amount of US$970,000.  The only factor that may impact the US$970,000 payment relates to the prevailing copper prices (see below).

The Company has no exploration commitments.  All property maintenance costs are to be met by the Company.

If the Company fails to make any of the option payments when due it will lose its interest in the property.  Alternatively, if the Company meets all the payments as outlined above, it will have exercised its option to own a 100% interest in the property.  However, the Company will in this latter scenario remain obligated to make bonus payments as described below.

Bonus payments are to be made to the owners by the Company under the following terms.  A US$250,000 payment is due on completion of a positive feasibility study.  In this case a “positive feasibility study” is defined as a study recommending commercial production on which banks would be prepared to lend funds for construction.  A US$1,300,000 payment is to be made one year after commercial production has commenced at the property.

Payments starting in month 12 are to be subjected to reductions, if the average copper prices (3 month London Metal Exchange average) move between the determined ranges outlined in the following table:

Copper Price Ranges and Related Payment Discounts

Copper Price	Copper Price Payments Reduced by
* = or < than 0.65	50%
* > 0.65 < 0.80	35%
* > 0.80 < 1.00	20%
* = or > 1.00	No discount

The Company had the option to issue shares to the optionor as part of the consideration to complete the purchase of the Galeno property.  As a term of the Arrangement, the Company has agreed that where such issuance would trigger an issuance of shares by other companies formed under the Arrangement unless otherwise agreed to by all of such other companies formed under the reorganization, it will not exercise the right to issue shares to the optionor to complete the purchase of the property.

Property Description and Location

The property comprises five mining concessions, which cover a total surface area of 2,250 ha (see the following table).  Of the five claims, El Galeno, El Galeno 1, Galeno 10 and Galeno 11 are the subject of one agreement while the El Molino claim is the subject of a separate agreement (see Molino concession below).  An additional claim called “El Galeno II”, which was originally included in the property position, has been contested before the Peruvian judiciary.  It is unclear at present whether this claim will eventually be included in the list of mining concessions that form the Galeno Property.

Mineral Concessions Forming the Galeno Property

Type	Name	Ha*	Code
Mining concession	Galeno 11	327	010409795
Mining concession	Galeno 10	22	010409995
Mining concession	El Galeno	591	03002984X01
Mining concession	El Galeno 1	275	03003250X01
Mining concession	El Galeno II	350	03003255X01
Mining concession	El Molino	1,000	03001745X01

Note *:           Concessions are overlapping and cover a smaller area than the sum of individual concessions.

The Report

The Company commissioned Norwest Corporation (“Norwest”), of Calgary, Alberta, to provide an independent review and NI 43-101-compliant technical report of the Galeno property.  R. Sim, P.Geo of Norwest is the Qualified Person responsible for the August 2006 Resource Estimate.  R. Sim, P.Geo and Geoff Jordan, P. Geol, both of Norwest, are the Qualified Persons for the Technical Report El Galeno Copper-Gold Property dated September 22, 2006 (the “Report”).  A full copy of the Report is available for review at the offices of the Company at Suite 1550 - 625 Howe Street, Vancouver, British Columbia, or under the Company’s profile on SEDAR at www.sedar.com.

The following information has been derived from the Report.

Location

The Galeno property is located approximately 600 km by road north of Lima and 150 km northeast of the coastal city of Trujillo (350 km by road) in northern Peru.  Politically, it is in the Department of Cajamarca, within the District of La Encañada and straddles the boundary between the Provinces of Cajamarca and Celedin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the property is from the city of Cajamarca, which is located in north-western Peru in the Cajamarca Department.  Road access from Cajamarca to the Galeno property is for the most part a dirt road. The driving time for the 56 km distance is approximately 2.5 hours.  The Cajamarca to Michiquillay portion of the road is a heavily used dirt road, which also links Cajamarca to the provincial capital of Celedin.  This road is in a reasonable state of repair, until the turn-off to the Michiquillay copper deposit is reached.  Beyond this point, the access road narrows, is less heavily used, and is in a poor to moderate condition.

An alternative dirt road exists that crosses the Rodacocha community, which reduces travel time by half an hour as compared to the route via Michiquillay.  Cajamarca has a commercial airport, which is serviced by daily flights from Lima.

Climate

The climate in the region is regarded as high-altitude temperate and has both a dry and rainy season.  Generally the winter months (June to September) have very little precipitation while the summer months (October to May) have consistent rains.  The annual temperature range is 2ºC to 18ºC.  Although exploration can continue year round in this part of Peru, it is common to avoid conducting field programs during the rainy season as the rains can hamper access.

Local Resources and Infrastructure

The property contains very little developed infrastructure apart from the roads constructed for drill rig access, and a semi-permanent exploration camp installed by North Limited (“North”) during the late 1990’s, which comprises office, sleeping, warehouse and logging facilities.  The Company has constructed two corrugated iron core shacks on a flattened gravel base in the Rinconada valley at a tent camp at this location.

The condition of the dirt roads from Cajamarca to Galeno is moderate and upgrading of these roads would be required if the Project is developed.

Local water sources are currently inadequate to support any development as the main rivers have minimal water flow during the dry season.  The Company is presently evaluating the available local water resources.

The closest power source to the property is probably at the village of La Encañada, and is currently only sufficient to serve the requirements of the local communities.  In 1999, North investigated the power requirements of a significant mining operation at the property and suggested that the current Peruvian Centre-North Interconnected Power System did not have surplus power to support a mine and processing facility, and that a substantial upgrade to the existing system would be needed.

The City of Cajamarca is the closest major town and can provide basic goods, services and accommodations for the early and advanced stages of project development and operations, as it currently does for the Yanacocha Mine.  Specialized services generally have to be obtained from Lima, or possibly the coastal city of Trujillo.

The closest port facility is at Pacasmayo, which is located approximately 220 km by road west of the property.  A second port exists at Salaverry, 360 km by road southwest of the property.  Previous conceptual studies on the Galeno property by North considered using these two ports as a potential destination for a concentrate slurry pipeline.

Physiography

The topography of the property is dominated by a glacial morphology.  Elevation varies from 3,000 to 4,000 masl.  The principal glacial valley, the Rinconada Valley, trends approximately north-south, has a broad, flat to undulating base.  The base of the valley is filled with fluvio-glacial material and hosts several lakes, which include Milpo, Rinconada and Los Dos Colores.  Much of the base of the valleys surrounding the lakes is water-logged and comprises marshland.  The dryer, slightly elevated areas comprise terminal moraines of limited areal extent.

The second main valley, the Kerosene Valley, is notably much less developed than the Rinconada Valley and has a morphology more akin to that of a young river valley (“V” shaped).  Kerosene Valley has moderate to steep sides and lacks a broad base.

The centre of the Galeno mineralized system is located at the head of these two sub-catchments.

History

The first recorded modern-day exploration over the Galeno property was initiated in June 1991 by Newmont Peru Ltd. (“Newmont”).  During 1992, Newmont’s efforts were concentrated on an area of sulphur-bearing breccias in the Punre zone, which is located approximately 7 km to the southeast of the Galeno property.  In 1993, the exploration focus shifted to the sediment hosted stockwork breccia zone, which is now known as the Galeno zone.  Over a two year period Newmont carried out a program of systematic mapping, sampling and ground magnetic surveys followed by a short diamond drill hole program.  The program consisted of four holes totalling 774 m.

Newmont discontinued exploration on the property in July 1997 as their exploration had identified predominantly copper mineralization and failed to suggest the presence of a significant gold deposit.

In the second quarter of 1997 North Limited (“North”) acquired an option to explore the property.  In the period 1997 to 1998 North carried out a detailed exploration program consisting of: Geophysics/Geological mapping at a scale of 1:5,000; Compilation of previous topographical surveys; Access road and drill platforms; Chip sampling; 30 reverse circulation drill holes totaling 6,514.5 metres; 17 diamond drill holes totaling 5,857.35 metres and preliminary metallurgical studies.

In April 1998, North completed an in-house conceptual study of the Galeno deposit.  The study was based on the 38 drill holes (30 RC and eight diamond drill holes) that had been drilled on the property at that time. The study concluded at that time that the property did not meet North’s requirements for investment.

Later in 1998, North improved the topographic base and drilled an additional 17 diamond holes.  In September of that year the study was re-done incorporating 16 of the 17 new drill holes.  The new report indicated that even with the inclusion of the new drill holes the property would still not meet North’s minimum development criteria.

In 1999, a helicopter-borne magnetics survey and an IP/resistivity survey were completed.

In 2000, the Galeno property passed into the hands of Rio Tinto Peru SAC (Rio Tinto), as a result of Rio Tinto’s take over of North.  After a review of the data, Rio Tinto concluded that they had no interest in either continuing exploration or developing the project, and after an unsuccessful bid to joint venture the property, they returned it to the owners.

Geological Setting

Regional Geology

The general geology of Peru has been summarized as consisting of a number of northwest-trending lithotectonic belts.  The geological, structural, and metallogenic provinces that comprise these regional lithotectonic belts define the Peruvian Andes, which form a continuous line along the entire western edge of South America.

Within Peru the Western and Coastal Cordilleran belts are especially relevant to the development of the major Peruvian metallogenic provinces.  The Western and Coastal Cordilleras of the Peruvian Andes consist of several lithologic units ranging in age from Proterozoic to Tertiary.  Precambrian basement rocks, referred to as the Arequipa massif, outcrop along the continental margin in central and southern Peru.

Local Geology

A regional thrust fault verging east-northeast has brought the Lower Cretaceous rocks that host the Galeno mineralization over the Upper Cretaceous stratigraphy.  The porphyry-style mineralization is hosted both by sediments of the Goyllarisquizga Group and porphyritic dioritic intrusive bodies.

The Chimu Formation is Lower Cretaceous, Lower Valanginian in age, and ranges from 50 to 600 m thick.  The formation outcrops to both the northwest and southeast of Quina Cucho on the Project and comprises medium to coarse-grained quartzites in beds of 1 to 5 m thickness with rare coal beds. The unit is at least 200 m thick at Galeno.

The Santa Formation is Lower Cretaceous, Upper Valanginian in age and is in contact with the intrusive in the main zone of mineralization.  The formation is characterized by limestones, marls and siltstones.  However, in the Galeno area the formation has a coarser clastic component with intercalations up to 10 m thick of fine sandstone, laminated siltstone and sandy quartzites.  These components, together with the siltstones, occur in the contact zone where they attain an overall thickness of 70 to 90 m.

The Carhuaz Formation is Lower Cretaceous, Barremian in age.  The formation overlies, in a concordant manner, the sandy quartzites and the sandy fine siltstones of the Santa Formation with which it has many similarities. The rocks of the Carhuaz Formation on the Galeno property are distinguished from the sediments of the Santa Formation by a greater abundance of sandy quartzites.

The Farrat Formation is Lower Cretaceous, Barremian to Aptiano in age.  The formation comprises the quartzites and interstratified siltstones that form much of the abrupt relief on the property. The main exposures are on Cerro Hilorico and Cerro Guaguayo, and to the southwest where the Farrat sediments are overlain by the Albian limestones.

The Chulec Formation is Lower Cretaceous, Albian in age.  The formation comprises massively bedded micritic limestones. The Formation is encountered to the northeast of the project area in the footwall of the Chanche thrust fault.

Quaternary Deposits include glacial and fluvio-glacial deposits of Pleistocene ages, which consist of sands, gravels etc.  The deposits are most prevalent in the base of the Rinconada Valley

Property Geology

Five intrusive units have been identified on the Galeno property and these are hosted mainly in the Santa and Carhuaz formations and to a lesser extent in the underlying Chimu and overlying Farrat formations.

The PD 1 porphyry is the oldest intrusive phase and the largest body of the four recognised porphyry phases. Later phases were emplaced toward the core of the stock that is formed by the PD1 intrusive. The PD1 porphyry is a crowded medium-grained porphyritic diorite composed of euhedral to subhedral plagioclase, with minor euhedral biotite, hornblende and rounded quartz phenocrysts.

The PD 2 porphyry is also a porphyritic diorite but texturally heterogeneous. It is characterized by a crowded porphyritic texture with fine-grained plagioclase and less abundant rounded quartz grains, but varies to a medium-grained weakly porphyritic rock locally. This rock type is volumetrically minor in comparison to PD1.

The PD 3 porphyry stocks comprise a coarse-grained crowded porphyritic quartz-diorite with euhedral plagioclase, quartz, biotite and hornblende phenocrysts. In drill core these intrusions vary in thickness from a few metres to tens of metres and sometimes occur with polymictic hydrothermal breccias of a few metres thickness along their margins. This lithology was mainly intersected toward the centre of the PD1 porphyry but also occurs in the sedimentary wallrock.

The youngest intrusive phase, the PD 4 porphyry is a magmatic breccia that is weakly porphyritic containing phenocrysts and xenoliths set in a feldspar-rich matrix. This unit was intersected at depth in the northern central part of the P1 porphyry. Xenoliths are generally rounded and range in size from a few to tens of centimetres.

The porphyry stock is primarily composed of the PD 1 porphyry and is notable for its complex morphology, consisting of an upward flaring body emanating from the depth to the west of the Rinconada lake towards the east and inclined at 50 degrees to horizontal. The central stock is approximately 500 m in diameter and surrounded by a complicated series of bedding parallel sills and cross-cutting feeder dikes generally 10’s of m’s in thickness that are more common on its southern flank (Ramos, 2006).

Mineralization

Mineralization at the Galeno property is an Andean example of a porphyry copper, molybdenum and gold deposit.  A generic description summarizes the common features of porphyries as large zones of hydrothermally altered rock containing quartz veins and stockworks, sulphide-bearing veinlets; fractures and lesser disseminations in areas up to 10 km² in size, commonly coincident wholly or in part with hydrothermal or intrusion breccias and dike swarms.  Deposit boundaries are determined by economic factors that outline ore zones within larger areas of low-grade, concentrically zoned mineralization.

Hydrothermal alteration at the Galeno property is well zoned, but not always apparent in the relatively un-reactive quartzites which host the system peripherally and to depth. An early, central zone of potassic feldspar and biotite alteration with minor magnetite occurs at depth and tapers and fragments upwards towards the surface into fingers and remnant irregular zones of 10’s of meter diameter. This zone has been overprinted by a phyllic zone of quartz-pyrite ± sericite alteration which forms a discontinuous carapace over and surrounding it. These alteration zones dip to the west, generally following the plunge of the anticline. Propylitic alteration is observed in the distal parts of the system locally as epidote, chlorite and calcite. These hydrothermal assemblages are overprinted by supergene clay alteration that occurs as a surficial layer reaching tens of meters in thickness locally.

Hypogene sulfides occur as veinlets and disseminations within the porphyry and surrounding sedimentary rocks. Quartz vein stockworks affect the porphyry and generally penetrate outwards for tens of metres into the surrounding sandstone and are less evident in the quartzite beds. In general higher copper and molybdenum grades are associated with the presence of quartz-sulfide veinlet stockworks. The central low grade core of the porphyry comprises intense (>60%) early stage quartz-magnetite veining that grades into an annular area of quartz-sulfide (pyrite ± chalcopyrite ± molybdenum) veining that may also contain K-feldspar, biotite or magnetite. These concentric zones are in turn overprinted by a carapace of quartz-sericite-pyrite (± chalcopyrite) veinlets and stockworks.

A lithological control on hypogene sulfide distribution is evident locally as enhanced mineralization in more permeable beds as well as along the underside of relatively impermeable quartzite beds and occasionally dikes. Hypogene sulfide content also appears to increase at contact zones with the PD1 porphyry and the surrounding sedimentary rocks.

Secondary enrichment of copper occurs in a classic blanket averaging 150 m in thickness and reaching up to 400 m locally. The strongest supergene copper mineralization occurs along the southern and eastern flanks of the porphyry intrusive in sericitised and silicified sandstones of the Santa and Carhuaz formations. Secondary copper sulfides are dominated by chalcocite with minor covellite occurring more commonly at the base of the enrichment zone which is defined by a gradational transition to primary mineralization. Traces of native copper have been observed rarely. Quartzites, and to a lesser degree sandstones contain supergene copper minerals to a greater depth than the intrusive lithologies, probably as they neutralize descending copper bearing solutions less efficiently.  Secondary copper sulfides mirror hypogene mineralization styles, occurring in veinlets and disseminations where they replace chalcocpyrite and commonly coat pyrite within the enrichment zone. Average secondary copper grades are approximately double those in the primary zone indicating that enrichment is relatively immature.

Overlying the supergene zone there is a leached capping that contains some copper oxides, mostly brochantite that is generally less that 10 m in thickness.

Exploration, Drilling and Resource/Reserve Estimates

Exploration

Diamond drilling has been the primary exploration tool at the Galeno property.  Geophysics, primarily ground magnetics, has also been important in defining the extents of the mineralization.

In 1995 Newmont Mining Corp. carried out systematic mapping and sampling, collecting 410 samples over the main porphyry zone and defined a weak to moderate copper anomaly with elevated levels of Au over an area of approximately 800 m by 400 m trending northwest.  In the same year the company drilled four diamond drill holes totalling 774 m in the central area of the porphyry.  No further work was carried out.

North optioned the property in 1997 and initiated mapping (1:5,000 scale) and sampling work which included the zone of brecciation in the Hilorico area where a gold anomaly was identified. At this time a ground magnetic survey consisting of 17 profiles covering approximately 24.5 km2, spaced 100 m apart was carried out covering most of the property. Also in 1997 an induced polarization/resistivity (IP) 50 m spaced dipole-dipole survey was completed by Jose Arce over the porphyry deposit, consisting of seven profiles over 7.85 km as well as 36 IP soundings.

North drilled 30 reverse circulation (6,514 m) and 17 diamond drill holes (5,857 m) as part of a 1997-1998 program that delineated the porphyry system but did not fully define the high-grade copper mineralization.

In 1999, North re-initiated geophysical work with a 50 m spaced pole-dipole IP survey carried out by Val D’Or Geophysics consisting of 15 km on eight lines spaced 400 m apart. In the same year 26 profiles of a helicopter-borne magnetics survey were flown covering 154 km, with lines spaced 200 m in the central part of the survey and 400 m at the margins of the block.

The Company began drilling at the Galeno property in July 2005 with two diamond drill rigs and this was increased to three diamond drill rigs in January 2006. In 2005 the Company also commissioned Warren Pratt to geologically map the Galeno and Hilorico properties at 1:5,000 scale.

In 2005 the Company contracted Val D’Ór Geophysics to survey north-south and east-west oriented, variably spaced ground magnetic lines covering 46 km and 10.9 line km of IP using a pole-dipole/dipole-pole array at multiple electrode spacings of 50 to 200 m.  Both surveys in part duplicated the area surveyed by North and extended it approximately 1.5 km to the east of the previous survey block.

Drilling

The distribution of drilling in the vicinity of the Galeno property, including holes which test the neighbouring Hilorico prospect on the adjacent Molino concession, are summarized below.

Company	Year	# Holes	Total m	Comments
Newmont	1995	4	774.4	DDH-series holes (DD)
North	1997	30	6524.5	RCH-series holes (RC)
North	1998	17	5857.35	DDH-series holes (DD)
NPC	2005-06	91	32,253.85	GND-series holes (DD)
NPC	2005-06	26	8434.95	HR-series (Hilorico zone)
Total		168	53,754.05

The Hilorico holes, including the HR-series holes and DDH-GN-47, are considered too distant to have any effect on the El Galeno deposit resources and have been excluded from all statistical analysis presented.  There are a total of 141 drill holes which test the El Galeno deposit (45,098m).

Drill holes have been primarily located along a series of 100m spaced east-west grid lines with collars at 100 m to 150 m intervals on section.  Approximately 2/3 of the holes are vertical and 1/3 are inclined holes oriented primarily on the EW section planes and several holes have been drilled at somewhat random orientations.  The spacing of drill holes is somewhat variable due to the combination of orientations but the majority of the resource has been tested with drill holes at an estimated average drill hole spacing of 140 m.  Drill hole collars have recently been re-surveyed using a GPS which is accurate to 5 cm.

Approximately 1.4 of the holes used in the resource estimate are rotary (“RC”) holes, the majority of which are located in the south and central portions of the deposit.  Five rotary holes have been twinned with diamond core holes in order to compare the results obtained between the two methods.

All DD holes drilled by North are HQ-size core with exception of two holes (DDH-GN-36 and 45) which are PQ-size and twin previous RC holes.  All RC holes are 4 ¾” diameter.  All NPC holes drilled in 2005-06 are HQ-size core with the exception of holes GND-05-34 and GND-06-43 from which NQ was recovered from 133.65 m to the end of the hole at 461.45 m and 419.15 m to the end of the hole at 479.55 m respectively.  Core recovery was generally excellent with an overall average of 97.3%. Only 5.4% of the sample intervals returned less than 90% recovery.  Recovery is calculated per drill run as core length recovered/core length drilled x 100.

All drill core, RC chips and sample pulp and coarse reject material are stored in a warehouse in Lima.

Sampling and Analysis

In general, samples collected from the reverse circulation RC and diamond drilling programs were over 2 m intervals. All diamond drill core samples were cut by a core saw, along the length of the core.  One half of the core was collected in sample bags and shipped for analysis and the other was returned to the core box as a permanent record.  Selected core samples reviewed both at site and in the storage facility in Lima showed good core sampling technique and practice.  Geology data was traced back to the original drill logs and the assay data was compared to the original assay certificates.  No breach in the chain of custody has every been noted either by the security travelling with the samples or at the lab in Lima.

Sampling was conducted over 2 m sample lengths with exceptions to this made to avoid sampling across geological contacts and or areas of no recovery resulting in sample core lengths range between 0.1 m and 4.0 m.  Of the total length drilled, 89% was sampled over 2 m intervals.  Core recovery was generally excellent with just 5.4% of the total lengths drilled returning less than 90% of the total expected. Recovery was calculated per drill run as core length recovered/core length drilled x 100).

Drill core was received in wooden core trays from the drill rigs and was then processed by Northern Peru Copper staff using the following procedure:

•                  Core washing to remove drill mud using water.

•                  Core photograph (digital). two core trays at a time in natural light to provide continual photo record of each hole.

•                  Geotechnical logging including: recovery; Rock Quality Designation (“RQD”); fracture frequency, thickness, orientation and fill; lithology; degree of breakage, hardness and weathering. Density testing (water and air method) was conducted on whole core samples on 10 m intervals and uniaxial point load testing was carried out on one sample per core tray (resultant test spacing  ~3,5m).

•                  Core marking for cutting by geologist.

•                  Geological core logging including mineral content estimations.

•                  Core splitting using diamond core saw.

•                  Core sampling of half- drill core on intervals marked by geologist.  Drill core samples are bagged and numbered on site.

•                  Insertion of quality control samples into sample stream (standards and blanks).

In 1998, North twinned two reverse circulation holes RCD-GN-28 and RCD-GN-08, with two diamond holes, DDH-GN-45 and DDH-GN-46 respectively. Holes DDH-GN-46 and RCD-GN-08 show reasonable agreement in the returned sample grades. The grade distribution in diamond drill hole DDH-GN-45 is different than for the twinned reverse circulation hole RCD-GN-28.

NPC drilled three additional twins of reverse circulation holes as follows:

•                  GND-05-13 and RCD-GN-31;

•                  GND-05-12 and RCD-GN-30; and

•                  GND-05-55 and RCD-GN-33.

The grade distributions from the pairs are similar.

Results from additional core-reverse circulation twin holes suggest that the discrepancy between DDFI-GN-45 and RCD-GN-28 is a local aberration.

Samples were prepared by Acme Analytical Laboratories Peru S.A. in Lima, Peru.  Primary sample assaying was performed by Acme Analytical Laboratories, Ltd. in Vancouver, British Columbia.  Acme is ISO 9001:2000 certified.

Blank standard reference material (SRM) was inserted at the rate of one in every forty to forty-five samples.  The blank material was originally derived from a small limestone quarry on the property, near the Milpo Lake (Milpo limestone).  It was subsequently replaced with silica sand.

Duplicate samples of pulp (or the final sample product) material also are assayed to check assay precision.

Results from SRM and pulp duplicates indicate the copper assay process is under sufficient control to produce reliable sample assay data for resource estimation.  Blank results indicate no contamination in the assay process, and the coarse rejects indicated the sample preparation protocol is adequate to produce the necessary reliability for sample results.  Gold and molybdenum assays are sufficient to produce reliable estimates of average grades over material of interest based on copper content.

The El Galeno project sampling and assaying program is producing sample information that exceeds industry standards for copper accuracy and reliability.  The assay results are sufficient for use in resource estimation.

A review of the database was conducted in order to verify the integrity of the contained data in connection with the Report.  Of the 141 holes located in the immediate vicinity of the El Galeno deposit, seven holes were randomly selected manual verification of density, geology codes and assay values.  Geology data was traced back to the original drill logs and the assay data was compared to the original assay certificates.

The only errors identified during this exercise were incorrect bulk density values for five sample intervals.  This results in an overall error rate of 0.3% which is considered acceptable.

Security of Samples

Samples arrive by truck at a gated compound at the Acme preparation facility in Lima in sealed bags.  A member of the police force travels with the samples from the site to the lab in Lima.  No breach in the change of custody has ever been noted either by the security traveling with the samples or at the lab in Lima.

It appears that any tampering with individual sample bags or the ties would be immediately evident when the samples arrived at the lab.  Any tampering with the larger bags would be apparent on arrival at the lab.  Documentation was provided so that it would be difficult for a mix up in the samples to occur either during shipment or at the lab.

All chain of custody procedures were being carefully attended and met or exceeded industry standards for collection, handling and transport of drill core samples.

Mineral Resource Estimate

The following disclosure is a summary of the resource estimate from the Report.

Although the El Galeno property is primarily a copper deposit, there is some minor contribution to the NSR anticipated from the gold and molybdenum content. As a result, the mineral resources are tabulated based on a copper equivalent (CuEq) cut-off grade which is calculated based on the following assumptions.

•                                           Copper Price: US$1.00/lb;

•                                           Gold Price: US$400/oz;

•                                           Molybdenum Price: US$6,00/lb;

•                                           Mining and metallurgical recoveries are assumed to be 100%

Copper Equivalent calculation:

CuEq%=Cu% + (Aug/t x (Au Value in $/grAu)/(Cu Value in $/%Cu)) + (Mo% x (Mo Value in $/%Mo)/(Cu Value in $/%Cu))

CuEq% = Cu% + (Aug/t x 12.86/22.05) + (Mo% x 132.28/22.05)

Based on assumptions derived from operations of similar type, scale and location, a “base case” cut-off grade of 0.4%CuEq has been estimated for the El Galeno deposit. The mineral resources are tabulated at a series of copper equivalent cut-off grades for comparison purposes in the tables below.  The “base case” cut-off grade of 0.4%CuEq is highlighted in the tables.

Indicated Mineral Resources

Cut-off Grade (CuEq%)	Mtonnes	Cu%	Augpt	Ag gpt	Mo%	CuEq%
0.3	1,028	0.43	0.10	2.5	0.013	0.57
0.4	765	0.49	0.11	2.6	0.014	0.64
0.5	526	0.56	0.13	2.7	0.015	0.73
0.6	347	0.64	0.14	2.8	0.017	0.82
0.7	227	0.72	0.15	2.9	0.018	0.91
0.8	153	0.79	0.16	3.0	0.019	0.99

(* “base case” cut-off grade of 0.4%CuEq highlighted in table)

Inferred Mineral Resources

Cut-off Grade (CuEq%)	Mtonnes	Cu%	Augpt	Ag gpt	Mo%	CuEq%
0.3	553	0.27	0.08	2.1	0.007	0.36
0.4	98	0.35	0.11	2.62.1	0.010	0.48
0.5	25	0.43	0.14	2.3	0.012	0.59
0.6	7	0.54	0.16	2.8	0.014	0.71
0.7	3	0.66	0.18	2.8	0.014	0.85
0.8	2	0.72	0.18	2.8	0.015	0.92

(* “base case” cut-off grade of 0.4%CuEq highlighted in table)

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Other than as discussed below under the heading “Molino Concession – Litigation”, the mineral resource estimate for Galeno is not materially affected by any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues.

Preliminary Economic Assessment

On July 11, 2006 the Company announced the results of a Preliminary Economic Assessment (“PA”) on the Galeno property, which was based on the March 2006 Resource Estimate.  The PA was completed by Samuel Engineering, Inc. Raymond R. Hyyppa, P.E., Bruce M. Davis, FAusIMM and Robert Sim, P.Geo are the Qualified Persons for the PA.  The PA was managed by MTB Project Management (project management, infrastructure, capital and operating costs) and comprised several studies prepared by Norwest Corporation (resource estimate), WLR Consulting, Inc. (“WLR Consulting”) (mining and production schedule), C.H. Plenge & Cia (metallurgy and environmental testing), Samuel Engineering (process engineering, infrastructure and capital and operating costs), Vector Engineering (tailings, waste rock, environmental management, capital and operating costs), Montgomery, Watson, Harza (baseline environmental and socioeconomic studies) and SRK Consulting (cash flow modeling and valuation).  A full copy of the PA is available for review at the offices of the Company at Suite 1550 - 625 Howe Street, Vancouver, British Columbia, or under the Company’s profile on SEDAR at www.sedar.com.

The PA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Thus, there is no certainty that the PA will be realized.  Actual results may vary, perhaps materially.

The following chart shows the sensitivity of the base case’s NPV and IRR to changes in the copper price: (8% real discount rate):

Mining & Milling

The PA’s preliminary, conceptual mine phasing indicates the Galeno property will utilize conventional mining and milling processes and will benefit from a low waste to ore stripping ratio of 0.13:1.

The PA’s conceptual phasing and preliminary production scheduling analysis projects, at a scoping level of accuracy, delivery of 90,000 tonnes per day (32.4 million tonnes per year) of sulphide ore to primary crushers for a possible mine life of 20.7 years.  The milling and concentrator plant are forecast to produce, on average, 144,000 tonnes per year of copper in concentrate, 43,000 ounces per year of gold, 2 million ounces per year of silver and 1,900 tonnes per year of molybdenum in concentrate.  Average LOM metallurgical recoveries have been estimated to be 90.2% for copper, 51% for gold, 80% for silver and 54.9% for molybdenum, producing a copper concentrate grading on average 33% copper, 3.1g/t gold and 145g/t silver and molybdenum concentrate grading 54% molybdenum.  The PA estimates that milling will benefit from the softness of the ore as preliminary test work indicates a Bond Work Index of less than 10 Kwh/tonne.

The PA also projects, at a scoping level of accuracy, that the Galeno property will also benefit from a higher grade starter pit that will deliver, on average, more than 200,000 tonnes of copper in concentrate in the first five years of the mine’s operation, as detailed below.

Stripping Ratio

WLR Consulting used the NI 43-101 resource estimate from the April 2006 Report for the Galeno property and the corresponding block model to develop a preliminary, scoping level mine plan and production schedule for the Galeno property.  That resource estimate determined Indicated Mineral Resources of 504 million tonnes grading 0.54% copper, 0.12g/t gold and 0.015% molybdenum and additional Inferred Mineral Resources of 554 million tonnes grading 0.39% copper, 0.09g/t gold and 0.010% molybdenum at a 0.4% copper equivalent cutoff grade was also delineated. (Cu Equivalent prices: Cu $1.00/lb, Au: $400/oz, Mo: $6.00/lb).

Using floating cone evaluations of potential economic pit limits on the Indicated Mineral Resource and including Inferred Mineral Resources when the pit shells moved out of the Indicated Mineral Resource, WLR Consulting used

Indicated Mineral Resources of 481 million tonnes, Inferred Mineral Resources of 190 million tonnes and total waste of 87 million tonnes in determining the mine plan and production schedule.  This analysis resulted in a LOM stripping ratio of 0.13:1 including the prestripping of 5.8 million tonnes of overburden.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Capital Costs

MTB Project Management, WLR Consulting, Samuel Engineering and Vector Engineering developed capital cost estimates for the proposed mining and processing operation at the Galeno property.  The following table summarizes the capital cost estimates in the PA for the Galeno property:

Direct Capital Costs	$647.3 million
Indirect Capital Costs	$89.2 million
Owner Direct and Indirect Capital Costs	$116.1 million
Total (Base Case)	$852.6 million
Upfront Working Capital	$16 million
LOM Sustaining Capital Costs	$340.4 million

The capital cost estimates have been compiled with an accuracy level of -13% to +26%.

Operating Costs

The results of the PA project, at a scoping level of accuracy, that the Galeno property would be a low cost operation.  The Galeno property benefits from the low strip ratio, easy terrain, close proximity to major infrastructure and soft ore.  The PA estimates that the C-1 cash costs (net of by-products) over the life of the mine will average $0.486 per pound of copper mined.  C-1 cash costs include at-mine cash operating costs, concentrate transportation and freight costs and all treatment and refining charges.

Project Economics

SRK Consulting developed a cash flow valuation model on the Galeno property based upon the geological and engineering work completed to date.  The base case was developed using long term forecast metal prices of $1.20/lb for copper, $425/oz for gold, $6.50/oz for silver and $10/lb for molybdenum oxide.  These price forecasts are considerably lower than current prices which, as of June 30, 2006 were $3.35/lb for copper, $600/oz for gold, $10.70/oz for silver and $26.25/lb for molybdenum oxide.

The following table shows the NPV of the base case at various discount rates:

Discount Rate (Real)	NPV
0%	$1,722 million
5%	$844 million
8%	$548 million
10%	$405 million
12%	$294 million

Infrastructure

The Galeno property is in an established mining district due to the presence of the Yanacocha open pit gold mine 16 kilometres to the west and the in-construction Cerro Corona mine approximately 34 kilometres to the north.  Substantial regional infrastructure is in place with water, power and skilled labour available in the vicinity of the project.

Environmental

The Galeno property would utilize World Bank Guidelines for environmental management practice development and design.  Preliminary baseline studies completed to date have included initial surface water quality sampling, archaeological studies, socio-economic reviews and biological and re-vegetation studies.  Waste rock is expected to be minimal due to the deposit’s low stripping ratio.  Preliminary test work has shown potential mill tailings as non-acid generating.

Basis of PA

The basis for the PA is: (i) a site visit in April, 2006 by R. Hyyppa, one of the independent qualified persons responsible for preparation of the PA; (ii) a review of geological reports and maps; (iii) a review of miscellaneous technical papers which are referenced in the PA; and (iv) a review of drill results.  Projected economics in the PA were developed using a cash flow valuation model based upon the geological and engineering work completed to date.

Other Exploration

No further drilling is currently planned for the Galeno property in 2006.  A pre-feasibility study on the property is scheduled to be completed by the end of 2006.

Molino Concession

Acquisition of the Molino Concession

The Company obtained its interests in the Molino concession by way of the Arrangement.

The El Galeno property is comprised of six contiguous mining concessions which are held under option by the Company.  On April 25, 2003 Lumina Copper Corp., through its wholly owned subsidiary Lumina Copper SAC, entered into an agreement with La Asunción Negociación Minera S.A.C. (“ASUMIN”), that granted Lumina Copper SAC the option to obtain a 100-percent interest in five concessions (El Galeno, El Galeno 1, El Galeno 10, El Galeno 11 and El Galeno II) by making staged cash and/or share payments which in the aggregate total US$2.0 million. On April 30, 2004, Lumina Copper Corp., through its wholly-owned subsidiary Lumina Copper SAC, acquired from Terrace Gold NL 100 percent of the shares outstanding of Minera Andes Del Norte SA.  On April 30, 2004, Lumina Copper Corp. acquired from New Inca Goldmines Ltd. 100 percent of the shares outstanding of New Inca Goldmines Ltd.’s wholly-owned subsidiary companies, 1327008 Ontario Ltd. (and its wholly-owned subsidiary, Eastpac Minerals SAC).  Eastpac Minerals SAC and Minera Andes Del Norte SA collectively hold a 100-percent leasehold interest in an additional concession (El Molino).  New Inca Goldmines Ltd. and Terrace Gold NL, through their wholly owned subsidiaries, each owned 50 percent of the leaseholder rights to the El Molino concession through an underlying lease.  As a result, the Company now owns indirectly 100% of the leasehold right to the El Molino concession.

The subsidiaries were transferred to the Company by way of a court ordered Plan of Arrangement concluded on May 9, 2005.  Under the terms of the agreements with New Inca Goldmines Ltd. and Terrace Gold NL, each received a US$150,000 payment for their respective shares and each retained a combined net profits interest in minerals from the property totalling twenty percent, which reduced to ten percent by the end of 2005 and which converted to a one-percent net smelter royalty (“NSR”) as there was no production from the El Molino concession by the end of 2006.

The Molino concession is contiguous to the Galeno mining concessions.

Litigation

The Molino concession lease is currently the subject of ongoing litigation.  The Company was successful in defending a claim by the underlying property holder that the Lease is in breach.  The underlying property holder sought a declaration that the Lease was no longer valid due to a breach of its terms.  This declaration was sought in an Arbitration.  Arbitration was required under the terms of the Lease in the event of a dispute.  The underlying property owner appealed the decision of the Arbitrator; however this appeal was dismissed.  The underlying property holder subsequently sought to bring the same claim that the lease is in breach before a Court of Peru; however the Court determined that the appropriate forum for the dispute was the Arbitration.  The underlying property owner has now appealed this determination. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.

If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru.  If it is accepted, then a case similar to that presented to the Arbitrator, in which the Arbitrator ruled in favour of the Company, will be heard by a judge in a Court of Peru.  An ultimate unfavourable ruling could result in a loss of the El Molino concession, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico prospect.

Norwest Corp., in the Report, calculated a base-case indicated mineral resource at a 0.40% Copper equivalent cut-off grade totalling 765 million tonnes grading 0.49% Copper, 0.11 grams per tonne Gold, 2.6 grams per tonne Silver and 0.014% Molybdenum. Inferred mineral resources at a 0.40% Copper equivalent cut-off grade totalled 98 million tonnes at 0.35% Copper, 0.11grams per tonne Gold, 2.1 grams per tonne Silver and 0.010 % Molybdenum. Copper equivalent was calculated at US$1.00 per pound Copper, US$400 per ounce Gold, and US$6.00 per pound Molybdenum and is not adjusted for metallurgical recoveries as these remain uncertain.

A portion of the El Galeno deposit lies within the boundaries of the El Molino concession. WLR Consulting completed a floating cone evaluation of the pit size with boundaries that would not extend the pit area into the El Molino concession.  WLR Consulting estimated that approximately 24% of the indicated mineral resource (183 million tonnes) and 26% of the inferred mineral resource (26 million tonnes) may be affected by such a reduction in the pit boundaries.  At a 0.40% Copper equivalent, the 183 million tonnes of indicated mineral resource has an average grade of 0.43% Copper, 0.017% Molybdenum, 0.08 grams per tonne Gold and 2.3 grams per tonne Silver. At a 0.40% Copper equivalent, the 26 million tonnes of inferred mineral resource has an average grade of 0.36% Copper, 0.010% Molybdenum, 0.09 grams per tonne Gold and 1.9 grams per tonne Silver. The above figures are approximate only as WLR Consulting has not completed any detailed pit designs that restrict the pit boundaries extending into the El Molino concession.

The Company owns the surface rights of the areas where the El Molino concession overlaps areas of the El Galeno concessions.  These surface rights would not be affected by a loss of the El Molino concession.

The underlying property owner has also launched a criminal complaint against certain directors of the Company based on the same alleged breach of the Lease.  A prosecutor and a judge have already decided there is no merit to this criminal complaint.  This has also been appealed by the underlying property owner.  This criminal case does not present a threat to the Lease.

Hilorico Prospect

In addition to drilling at the Galeno property, as at August 30, 2006, the Company had drilled 26 diamond drill holes totalling 8,343 meters at the adjacent Hilorico Gold prospect.  Hilorico is located one kilometre from the Galeno deposit and is within the Molino concession boundary.

The significant results of the 2006 Hilorico drilling are as follows:

Hole No.	From meters	To meters	Interval meters	Au g/t	Ag g/t	Comments
HR-06-03	40.0	122.5	82.5	0.70	2.20	Oxide
including	52.0	94.4	42.4	1.00	1.50	Oxide

HR-06-04	40.0	110.0	70.0	0.41	10.20	Oxide
including	40.0	66.0	26.0	0.65	5.60	Oxide
And	288.0	300.0	12.0	1.11	463.40	Sulfide

HR-06-05a	138.0	194.0	56.0	2.63	2.63	Oxide
including	148.0	167.7	19.7	6.78	3.86	Oxide

HR-06-06	17.5	68.0	50.5	0.52	3.90	Oxide
And	156.0	216.0	60.0	0.64	4.30	Sulfide

HR-06-07	38.0	251.4	213.4	1.04	1.60	Oxide

HR-06-08	32.0	160.0	128.0	0.97	2.00	Oxide
And	186.0	200.2	14.2	0.50	7.10	Sulfide

HR-06-09	25.4	94	68.6	0.96	2.93	Oxide
And	135.2	182.5	47.3	0.79	3.85	Oxide
And	246	256.9	10.9	0.48	36.64	Sulfide

HR-06-10	68.0	248.0	180.0	1.26	2.04	Oxide/sulfide
including	68	111.2	43.2	1.11	2.76	Oxide
including	111.2	248.0	136.8	1.3	1.82	Sulfide

HR-06-11	0	38.0	38.0	1.29	2.88	Oxide
And	138.0	310.0	172.0	0.86	5.54	Oxide/sulfide
including	138	226	88	0.8	4.92	Oxide
including	226	310	84	0.92	2.1	Sulfide

HR-06-12	2.3	30	27.7	0.53	2.90	Oxide
And	78	274	196	0.79	4.9	Oxide/sulfide
including	78	126	48	0.71	4.49	Oxide
including	126	274	148	0.81	4.98	Sulfide

HR-06-13	0	156	156	0.97	9.55	Oxide/sulfide
including	0	115.7	115.7	1.10	9.08	Oxide
including	115.7	156	40.3	0.8	10.9	Sulfide

HR-06-14	2.0	24.0	22.0	0.56	0.70	Oxide
And	98.0	120.0	22.0	0.77	1.20	Oxide

Hole No.	From meters	To meters	Interval meters	Au g/t	Ag g/t	Comments

HR-06-15	3.1	36.0	32.9	0.71	3.40	Oxide

HR-06-16	1.6	33.7	32.1	0.88	6.20	Oxide
And	184.3	249.7	65.4	1.02	2.60	Sulfide

HR-06-17A	0.5	112.4	111.9	0.32	2.00	Oxide
including	86.0	112.4	26.4	0.85	3.40	Oxide

HR-06-18	12.0	96.0	84.0	0.61	3.30	Oxide
including	12.0	38.0	26.0	1.20	1.50	Oxide

HR-06-19	18.0	32.0	14.0	0.55	2.2	Oxide
And	72.0	86.0	14.0	0.51	1.4	Oxide
And	180.0	194.0	14.0	0.85	16.5	Sulfide

HR-06-20	0.5	46.0	45.5	0.59	1.2	Oxide
And	88.0	192.0	104.0	0.80	2.3	Oxide/sulfide
including	88.0	170.0	82.0	0.81	2.3	Oxide
including	172.0	192.0	20.0	0.77	2.5	Sulfide, incl. 0.29% Cu, 0.13% Zn, 0.11% Pb

HR-06-21	6.6	15.5	8.9	0.55	5.7	Oxide
And	100.0	111.7	11.7	0.61	26.7	Sulfide

HR-06-22	198.0	243.6	45.6	1.19	3.8	Sulfide

HR-06-23	52.0	144.0	92.0	0.83	3.5	Oxide
including	79.0	144.0	65.0	0.98	4.1	Oxide

HR-06-24	64.0	76.0	12.0	0.43	3.6	Oxide
including	140.0	178.5	38.5	0.54	6.4	Oxide
including	178.5	206.0	27.5	0.59	2.5	Sulfide, incl. 0.47% Cu

HR-06-25	92.0	150.0	58.0	0.63	5.8	Sulfide, incl. 1.78% Cu, 0.11% Zn
including	108.0	130.0	22.0	0.70	9.1	Sulfide, incl. 4.23% Zn, 0.15% Pb

HR-06-26	2.0	48.0	46.0	0.66	3.0	Oxide
And	90.0	110.7	20.7	0.91	3.3	Oxide

Pashpap Property

Acquisition of the Property

The Company obtained its interests in the Pashpap property by way of the Arrangement.

The Pashpap property was acquired through staking by Lumina in July 2003.  The Company holds a 100% undivided interest in the Pashpap property.  Located 450 kilometres north of Lima, in the Ancash Department, the property is made up of fourteen mining concessions that cover a total surface area of 10,987 hectares.  The property has five identified copper-molybdenum porphyry targets (only one of which has been drilled) which offer excellent exploration potential.

The Pashpap property contains an Andean type “porphyry copper” hydrothermal system that has at least five porphyry centres and a skarn zone. Copper mineralization was first recognised on the Pashpap property in 1914.  Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda.  A total of 16,245 metres of diamond drilling in 88 holes have been completed on the property by these companies.

Pursuant to an agreement dated May 31, 2005 between the Company and Japan Oil, Gas and Metals National Corporation (“JOGMEC”), the Company granted JOGMEC an option to earn a 51% participating joint venture interest in the Pashpap property.  The terms of the agreement require JOGMEC to complete a minimum of US$5 million on exploration on the property, (at least $0.5 million in year 1) including a minimum of 25,000 meters of drilling over a period of four years to earn its interest.  Upon JOGMEC meeting its investment obligations, both parties will be responsible for funding their pro-rata share of the future costs.  Should either party not wish to continue its obligations then its interest will be diluted accordingly until it is less than 20% interest, whereupon it will automatically convert to a 2% NSR.

Exploration Program

During the period ended June 30, 2006, management’s efforts were focused on review of drilling results from the 2005 drill program and approval of JOGMEC’s proposed geologic mapping, sampling and 4,800 meter diamond drilling program scheduled for completion in 2006.  The Company also provided permitting, legal and additional mineral concession acquisition support to the project.  In support of the exploration program, JOGMEC worked on securing surface access agreements with the local community and private land owners as well as permits and approvals from Peruvian regulatory authorities.  A summary of the key developments is provided below:

•                  In 2005, JOGMEC spent US$739,000 on exploration including 1,852m of drilling in six diamond drill holes, three kilometers of new road construction and extensive geological mapping and geochemical sampling.

•                  All drill holes contained significant sulphide mineralization and confirm the presence of a cluster of coalescing porphyry copper systems of at least seven kilometres in diameter, within which extensive areas remain untested by drilling.

•                  Additional staking of new exploration targets in the Pashpap district more than doubled the size of the property from 4,823 hectares to 10,987 hectares and from 7 to 14 mining concessions. The enlarged property remains 100% owned by the Company and is subject to the JOGMEC earn-in agreement.

•                  In 2006, JOGMEC and the Company approved a 4,800m diamond drill and geologic mapping program on new exploration targets that is budgeted at US$1,200,000 and which commenced on July 29, 2006.

•                  As at August 30, 2006, a total of 3,900 meters of diamond drilling had been completed in 7 drill holes.  Drilling results are not yet available to the Company for release.

Other Assets

The Company does not have any assets other than the properties described above.

Risk Factors

The following risks currently apply to the Company:

(1)          The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization, and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization.

(2)          The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business or require the Company to raise funds causing dilution.

As none of the Company’s mineral properties currently have mineral reserves, the Company has no revenues from operations.  The Company has limited financial resources.  The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company being able to:

•                  locate a profitable mineral property;

•                  generate revenues in excess of expenditures; and

•                  reduce exploration and administrative costs in the event revenues are insufficient.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current shareholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common shareholders.   There is no certainty the Company will be able to raise funds in the event it needs to do so.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.

(3)          Government expropriation or regulation may prevent or restrict mining of any of the Company’s mineral deposits.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation, regulation, taxation, royalty, onerous development criteria, may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(4)          The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities.

The mineral exploitation industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities and abilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(5)          Substantial expenditures are required to be made by the Company to establish mineral reserves and the Company either may not discover minerals in sufficient quantities or grade or may not have the necessary required funds.

Substantial expenditures are required to establish mineral reserves through drilling.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, the Company may not discover minerals in sufficient quantities or grades to justify commercial operation and the funds required for development may not be obtained on a timely basis.  Estimates of reserves and mineral deposits can also be affected by environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations.  In addition, the grade of mineral ultimately mined may differ from that indicated by drilling results.  Material changes in mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

(6)          The Company currently has very limited insurance and as a consequence could incur considerable losses or costs including loss of its properties.

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage.  The Company has very limited commercial liability insurance and does not presently intend to increase its liability insurance.

(7)          The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company’s mineral properties may be affected.

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(8)          The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company’s mineral properties.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.  The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company’s mining properties cannot be accurately predicted but may materially adversely affect the Company’s operation, share price, market capitalization with value, and its ability to raise capital.

(9)          Impact of Government Regulations on the Company’s Business.

The projects in which the Company has an interest are located in Peru.  Mineral exploration and mining activities in Peru are affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company may materially adversely affect its business.  The Company does not maintain and does not intend to purchase political risk insurance.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriations of property, environmental legislation and mine safety.  The status of Peru as a developing country may make it more difficult to obtain any required exploration financing for projects.  The effect of all of these factors cannot be accurately predicted.  The Peruvian economy has experienced a recession in recent years and there can be no assurance that its economy will recover from such recession.

(10)        There are risks relating to an uncertain or unpredictable political environment which may affect the Company’s operations in that country.

All of the Company’s mineral properties are located in Peru.  There are risks relating to an uncertain or unpredictable political environment in Peru. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.

There is the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest.  Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  Civil disruptions may become more frequent if the economic situation in Peru continues to deteriorate.  A large portion of Peru’s population have expressed displeasure at the outcome of most recent elections and appear willing to engage in protest and civil unrest.

Peru has experienced political and social unrest and protestors have from time to time targeted foreign mining firms. As an example of political unrest, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, including that he had sold out Peru’s interests to foreigners, and demanded that he resign. The incident lasted three days until all of the rebels were captured and put in jail in Lima pending charges.

Alan Garcia was elected president of Peru in a run-off vote held on June 4, 2006 following elections held during April in which none of the candidates received more than 50% of the vote. Mr. Garcia, the candidate of the American Popular Revolutionary Alliance who has been described in the media as a socialist, pledged during his campaign to promote trade, attract international investment, reduce poverty and contain inflation. Mr. Garcia was president of Peru from 1985 to 1990 during a period of high inflation, currency devaluation, economic stagnation and significant terrorist activity.

(11)        Terrorism.

Peru has been the subject of terrorism by the Sendero Luminoso, a Maoist group intent on creating a socialist government, and the Tupac Amaru Revolutionary Movement (the “MRTA”).  In recent years neither group has been active.  In 1997, the Sendero Luminoso was implicated in a car-bombing.  In 1996-1997, 17 people were killed when the MRTA attacked the Japanese embassy in Peru.  The Company may not be able to find suitable labour for its Peruvian projects, may have difficulty in obtaining financing for its Peruvian projects and may not be able to continue its activities if the terrorism resumes.

(12)        Foreign Subsidiaries.

The Company conducts operations through foreign (Peruvian) subsidiaries, and substantially all of its assets are held in such entities.  Accordingly, any limitation or taxation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so.  The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties.  Other than lack of available funds, there are no restrictions on the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value.  As of September 22, 2006, there are 27,287,442 common shares issued and outstanding.  In addition, 1,530,000 common shares are reserved for issuance pursuant to the exercise of stock options granted to directors, officers, and employees of the Company.  Each common share entitles the holder thereof to one (1) vote per share at all meetings of shareholders.

All of the issued common shares of the Company are fully paid and non-assessable.  All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation.  Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities.  There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol “NOC”.  The shares commenced trading on May 19, 2005.

Trading Price and Volume

The following table sets forth the particulars of the trading of the common shares of the Company during the most recently completed financial year:

Month	High	Low	Trading Volume
July 2005	$1.55	$1.14	673,300
August 2005	$1.45	$1.21	399,500
September 2005	$2.50	$1.45	558,900
October 2005	$2.25	$1.62	1,135,000
November 2005	$1.75	$1.45	1,170,900
December 2005	$2.18	$1.59	2,291,600
January 2006	$3.48	$2.35	4,664,700
February 2006	$3.45	$2.71	1,554,800
March 2006	$3.69	$2.93	2,633,500
April 2006	$3.45	$2.93	1,735,400
May 2006	$3.45	$2.75	1,812,200
June 2006	$3.54	$3.00	1,978,243

Prior Sales

The following table sets forth details of all issuances or sales of common shares of the Company during the Company’s most recently completed financial year ended June 30, 2006:

Date	Description of Transaction	Number of Common Shares	Issue Price per Share	Total Gross Consideration
August 17/05	Options exercised	50,000	$0.04	$2,000
December 8/05	Private Placement	2,065,000	$1.50	$3,097,500
January 11/06	Options exercised	25,000	$0.06	$1,500
February 1/06	Bonus	10,000	$3.19	$31,900
February 10/06	Bonus	15,000	$3.36	$50,400
February 23/06	Bonus	6,000	$3.23	$19,380
April 11/06	Private Placement	4,000,000	$3.25	$13,000,000
April 24/06	Options exercised	20,000	$0.06	$1,200
May 10/06	Bonus	69,000	$3.20	$220,800
May 25/06	Bonus	10,000	$2.80	$28,000
June 28/096	Warrants exercised	100,000	$0.06	$6,000

In addition, a total of 360,000 stock options were granted under the Company’s stock option and stock bonus plan, having an average exercise price of $1.16.

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
ROSS BEATY British Columbia, Canada Director	Geologist. Chairman of the Board of Pan American Silver Corp.	August 9/06
Ross Cory (1), (2), (3) British Columbia, Canada Director	Senior Vice-President of Raymond James Ltd. Since December 2000; Senior Vice-President of Goepel McDermid Inc. from April 1998 to December 2000.	May 9/05
ANTHONY FLOYD British Columbia, Canada Director	Geologist. President of Inca Pacific Resources Inc. since April 1994.	May 9/05
MARSHALL KOVAL Washington, U.S.A. Chief Executive Officer, President and Director	Geologist. President of the Company since May 9, 2005; Senior Principal of Hart Crowser Inc. and President of Pincock Allen & Holt from 1991 to 2002.	May 10/06
DONALD SHUMKA (1), (3) British Columbia, Canada Director	President of Walden Management Ltd., a management company, since 2004; Managing Director of Raymond James Ltd. from 1993 to 2004.	May 9/05
JOHN WRIGHT (1), (2) British Columbia, Canada Director	Metallurgical Engineer; President and Chief Operating Officer of Pan American Silver Corp. until July 1, 2003	May 9/05
SANDRA LIM British Columbia, Canada Chief Financial Officer

Certified General Accountant. Chief Financial Officer of the Company since May 9, 2005; Associate with G. Ross McDonald, Chartered Accountant (which merged with Smythe Ratcliffe, Chartered Accountants) from November 1988 to May 2005.

N/A
ROBERT PIROOZ British Columbia, Canada Secretary

Lawyer. General Counsel of Pan American Silver Corp. from January 1, 2003 to present; Director of the Company from February 28, 2005 to August 9, 2006; Vice-President, Secretary and a director of Regalito Copper Corp. from May 23, 2003 to May 9, 2005, Secretary, Director and Chief Executive Officer from May 9, 20005 to May 12, 2006; General Counsel and Vice-President of BCR Group of Companies from October 2000 to December 2002.

N/A

(1)          Member of Audit Committee.

(2)          Member of Compensation Committee.

(3)          Member of Nominating and Governance Committee.

The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals.

The term of office for the Company’s directors and officers and members of the Company’s committees expires at each annual general meeting. The board of directors after each such meeting appoints the Company’s officers and committees for the ensuing year.

As of September 22, 2006, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 7,651,801 common shares, which together represent approximately 28.04% of the Company’s issued and outstanding common shares and also hold incentive stock options to purchase 880,000 common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of other company which, during such individual’s tenure:

(a)                                  was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions for a period exceeding 30 consecutive days;

(b)                                 was subject to an event that resulted, after the director of executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions for a period exceeding 30 consecutive days; or

(c)                                  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)                                  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

All of the Company’s directors are also directors or officers of other companies, including Global and Lumco, that are engaged in the business of acquiring, developing and exploiting natural resource properties.  In addition Anthony Floyd, a director of the Company, is also the president, a principal and a director of Inca Pacific Resources Inc. (“Inca”).  Inca is a junior mining company engaged in the exploration of copper in Peru.  Such associations may give rise to conflicts of interest from time to time.  As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

In order to address conflicts or perceived conflicts as they relate to Lumco, Global, Inca and the Company the companies have agreed that the Company shall be given the first right to acquire all copper exploration properties with known defined resources in Peru of which any of the companies or their directors (excluding independent directors) or officers become aware, Lumco shall be given the first right to acquire all copper exploration properties with known defined resources in Canada of which any of the companies or their directors (excluding independent directors) or officers become aware, Global shall be given the first right to acquire all copper exploration properties with known defined resources in Chile and Argentina of which any of the companies or their directors (excluding independent directors) or officers become aware and Inca shall be given the first right to acquire all greenfield copper exploration opportunities, without defined resources, in Peru of which any of the companies or their directors (excluding independent directors) or officers become aware. In addition each company shall have the first right to acquire any asset which is subject of an existing agreement or is complementary or adjacent to their existing properties. The four companies have agreed to review and renew this commitment annually.

LEGAL PROCEEDINGS

The Molino property lease is currently the subject of ongoing litigation.  The Company was successful in defending a claim by the underlying property holder that the Lease is in breach.  The underlying property holder sought a declaration that the Lease was no longer valid due to a breach of its terms.  This declaration was sought in an Arbitration.  Arbitration was required under the terms of the Lease in the event of a dispute.  The underlying property owner appealed the decision of the Arbitrator; however this appeal was dismissed.  The underlying property holder subsequently sought to bring the same claim that the lease is in breach before a Court of Peru; however the Court determined that the appropriate forum for the dispute was the Arbitration.  The underlying property owner has now appealed this determination. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.

If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru.  If it is accepted, then a case similar to that presented to the Arbitrator, in which the Arbitrator ruled in favour of the Company, will be heard by a judge in a Court of Peru.  An ultimate unfavourable ruling could result in a loss of the El Molino Claims, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

The underlying property owner has also launched a criminal complaint against certain directors of the Company based on the same alleged breach of the Lease.  A prosecutor and a judge have already decided there is no merit to this criminal complaint.  This has also been appealed by the underlying property owner.  This criminal case does not present a threat to the Lease.

Other than the above, the Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company has an Executive Bonus/Retention Agreement, which became effective May 15, 2005, with its President, Marshall Koval.  Under the agreement, if Mr. Koval remains under contract with the Company until the following dates, he will be entitled to the following bonus shares: (i) 10,000 common shares until May 15, 2006 (issued); (ii) a further 10,000 common shares until May 15, 2007; and (iii) a further 10,000 common shares until May 15, 2008.

In addition, should Mr. Koval be under contract with the Company at such time as the price of the Company’s shares reaches: (i) $3.00 and trades at or above an average of $3.00 for a period of 20 consecutive trading days, the Company will award 15,000 common shares as a fully-earned bonus (issued); and (ii) $6.00 and trades at or above an average of $6.00 for a period of 20 consecutive trading days, the Company will award a further 15,000 common shares as a fully-earned bonus.

Further, provided Mr. Koval is under contract with the Company when the Company undertakes a sale in respect of its Galeno Property, in a single transaction, for a value greater than $70,000,000, Mr. Koval shall be awarded 40,000 shares of the Company as a fully-earned bonus.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Pacific Corporate Trust Company at its offices in Vancouver, BC, at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, and in Toronto, Ontario, at 66 Wellington Street West, TD Tower, Suite 5210, Toronto, ON  M5K 1J3.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.                                       Joint Venture Agreement dated June 16, 2005 between the Company and Japan Oil, Gas and Metals National Corporation.  See “Description of Business – Pashpap Property”.

2.                                       Management Consulting Agreement and Executive Bonus/Retention Agreement, effective May 15, 2005, with its President, Marshall Koval.  See “Interest of Management and Others in Material Transactions”.

3.                                       Arrangement Agreement dated March 28, 2005 among Regalito, Global, Lumco and the Company.  See “General Development of the Business – Reorganization”.

4.                                       Option Agreement dated April 25, 2003 between Regalito and ASUMIN, which was assigned to the Company pursuant to the Arrangement.  See “Description of Business – Galeno Property”.

INTERESTS OF EXPERTS

To the best of the Company’s knowledge, neither Norwest Corporation nor B. Davis, FAusIMM or R. Sim, P.Geo, the authors of the April 2006 Report, has any interests in nor hold any securities of the Company.

To the best of the Company’s knowledge, neither Samuel Engineering Inc. nor R. Hyyppa, PE, B. Davis, FAusIMM or R. Sim, P.Geo, the authors of the PA, has any interests in nor hold any securities of the Company.

To the best of the Company’s knowledge, neither Norwest Corporation nor R. Sim, P.Geo, or G. Jordan, P.Geol., the authors of the Report, has any interests in nor hold any securities of the Company.

ADDITIONAL INFORMATION

Audit Committee

Pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.             Mission

Senior management, as overseen by the Board of Directors, has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee is a standing committee of the Board of Directors established to assist the Board of Directors in fulfilling its responsibilities in this regard.

2.             Composition and Meetings

(a)                                  The Audit Committee shall be composed of three independent directors.

(b)                                 The members of the Audit Committee shall be appointed by the Board of Directors to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

(c)                                  The Audit Committee shall meet at least four times per year and any member may call special meetings as required.  A quorum at meetings of the Audit Committee shall be two members.

(d)                                 The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to all directors with copies to the chief financial officer and the external auditor.

3.             Responsibilities

(a)           Financial Information

Review:

(i)                                     the annual financial statements and recommend their approval to the Board, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with management;

(ii)                                  other financial information included in the annual report;

(iii)                               the Annual Information Form;

(iv)                              Management Discussions and Analysis contained in the annual report and quarterly statements, if any;

(v)                                 the planning and results of the external audit, including:

A.                                   the auditor’s engagement letter;

B.                                     the reasonableness of the estimated audit fees;

C.                                     the scope of the audit, including materiality, locations to be visited, audit reports required, areas of audit risk, timetable, deadlines and coordination with internal audit;

D.                                    the post-audit management letter together with management’s response;

E.                                      the form of the audit report;

F.                                      any other related audit engagements (e.g. audit of the company pension plan);

G.                                     assessing the auditor’s performance;

H.                                    recommending the auditor for appointment by the Board; and

I.                                         meeting privately with the auditors to discuss pertinent matters, including the quality of accounting personnel.

(vi)                              the planning and results of non-audit services performed by the auditor.  The Audit Committee will approve once per fiscal year those services which are pre-approved for the fiscal year, and the maximum amounts which may be incurred on such services.  The pre-approval requirement is waived if:

A.                                   the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its auditors during the fiscal year in which the non-audit services are provided;

B.                                     such services were not recognized by the Company at the time of the engagement to be non-audit services; and

C.                                     such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee.  Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more members of the Audit Committee.

(b)           Interim Financial Statements

(i)                                     Obtain reasonable assurance on the process for preparing reliable quarterly interim financial statements from discussions with management and, where appropriate, reports from the external and internal auditors.

(ii)                                  Review, or engage the external auditors to review, the quarterly interim financial statements.

(iii)                               Obtain reasonable assurance from management about the process for ensuring the reliability of other public disclosure documents that contain audited and unaudited financial information.

(c)           Accounting System and Internal Controls

(i)                                     Obtain reasonable assurance from discussions with and(or) reports from management, and reports from external and internal auditors that the Company’s accounting systems are reliable and that the prescribed internal controls are operating effectively.

(ii)                                  Direct the auditors’ examinations to particular areas.

(iii)                               Request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies).

(iv)                              Review control weaknesses identified by the external and internal auditors, together with management’s response.

A.                                   Review the appointments of the chief financial officer and key financial executives.

B.                                     Review accounting and financial human resources and succession planning within the Company.

(d)           Internal Audit

If required or deemed necessary,

(i)                                     Review the terms of reference of the internal audit function and the appointment of the director of the internal audit.

(ii)                                  Review the resources, budget, reporting relationships and planned activities of the internal audit function.

(iii)                               Review internal audit findings and determine that they are being properly followed up.

(e)           Statutory Responsibilities

Ensure compliance by the Company of any regulatory requirements.

(f)            Other Responsibilities

Additional responsibilities to be defined as required, but may include:

(i)                                     reviewing the prospectuses and other offering memoranda;

(ii)                                  monitoring compliance with the corporate code of conduct;

(iii)                               investigating fraud, illegal acts or conflicts of interest;

(iv)                              discussing selected issues with corporate counsel; and

(v)                                 reviewing compliance with environmental codes of conduct and legislation.

(g)           Liaison with Other Financial Officer/Audit Committees of Subsidiary Companies

(i)                                     Review the mandate and terms of reference of a subsidiary’s Audit Committee.

(ii)                                  Review the report(s) of the subsidiary’s Audit Committee to its Board of Directors.

(iii)                               Follow up, as appropriate, with management, the chairperson of the Audit Committee or the audit partner of the subsidiary on any matters of concern.

(h)           Reporting

(i)                                     Report, through the chairperson, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

(ii)                                  Report annually, through the Board of Directors, to the shareholders on the Audit Committee’s responsibilities and how it has discharged them.

(iii)                               Review the Audit Committee’s terms of reference annually and propose recommended changes to the Board of Directors.

4.             Regulations

(a)                                  The members and the chairperson of the Audit Committee shall be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

(b)                                 The chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members with sufficient time for study prior to the meeting.

(c)                                  The Audit Committee shall have the power, authority and discretion delegated to it by the Board of Directors which shall not include the power to change the membership of or fill vacancies in the Audit Committee.

(d)                                 The Audit Committee shall conform to the regulations which may from time to time be imposed upon it by the Board of Directors.

(e)                                  The Audit Committee may meet and adjourn, as they think proper.  Questions arising shall be determined by a majority of votes of the members of the Audit Committee present, and in the case of an equality of votes, the chairman shall not have a second or casting vote.

(f)                                    A resolution approved in writing by the members of the Audit Committee shall be valid and effective as if it had been passed at a duly called meeting.  Such resolution shall be filed with the minutes of the proceedings of the Audit Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

(g)                                 The Audit Committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the Board of Directors.

(h)                                 The Board of Directors shall have the power at any time to revoke or override the authority given to or acts done by the Audit Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Audit Committee or fill vacancies in it as it shall see fit.

(i)                                     A majority of the members of the Audit Committee shall constitute a quorum thereof.

(j)                                     The Audit Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

Composition of Audit Committee

The Audit Committee is comprised of Ross Cory, John Wright and Donald Shumka, all of whom are independent directors of the Company within the meaning of MI 52-110.  The Chairman of the Audit Committee is Donald Shumka.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  The members of the Audit Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Ross Cory – Mr. Cory, of Vancouver, BC, is a Senior Vice-President of Investment Banking at Raymond James Ltd.  As a founding shareholder of a predecessor firm, Mr. Cory has held various senior executive positions in the investment industry since 1987 with a primary focus on providing investment banking services to the mining sector.  Mr. Cory is currently on long term leave from Raymond James Ltd.  Mr. Cory is also a director of Lumina Resources Corp. and Eldorado Gold Corporation.  Mr. Cory is a graduate of the University of British Columbia with a Bachelor of Science degree in General Sciences and a MBA in Finance and International Business.

Donald Shumka – Mr. Shumka, of Vancouver, BC, is Managing Director of Walden Management Ltd., a firm providing financial consulting services to a variety of clients.  Mr. Shumka received his Bachelor of Arts degree from the University of British Columbia and a Master of Business Administration from Harvard University.  From 1996 to 1979 he worked in a variety of positions in the forestry industry, from 1979 to 1989 he was Vice-President and Chief Financial Officer of West Fraser Timber Co. Ltd., and from 1989 to 2004 he headed the Forest Products Group for two Canadian investment banks.  Mr. Shumka has been active in the not for profit sector and is currently Chair of the British Columbia Arts Council.  Mr. Shumka is also a director of Lumina Resources Corp. and Eldorado Gold Corporation.

John Wright – Mr. Wright, of Vancouver, BC, is a Metallurgical Engineer and Honours graduate of Queens University in Ontario.  Mr. Wright is a co-founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was co-founder of Equinox Resources.  Mr. Wright is also a director of Global Copper Corp.  Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), or 3.4 (Death, Disability or Resignation of Audit Committee Member) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Subsection 3.3(2) (Controlled Companies) or Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of MI 52-110.

Reliance on the Exemption in Subsection 3.8

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees		Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
2006	$45,000		$	nil	$	nil		$29,330
2005	$25,000	(4)	$	nil	$	nil	$	nil

(1)          Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(2)          Fees charged for tax compliance, tax advice and tax planning services.

(3)          Fees for services other than disclosed in any other column.

(4)          For the period from the date of incorporation on February 28, 2005 to June 30, 2005.

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of the technical report prepared for the Company in respect of the Company’s Galeno Property described herein.  Further details of the Arrangement are set out in the Regalito Circular under the heading “The Arrangement”, which section is incorporated by reference into this AIF.  The Regalito Circular may be found under Regalito’s profile on SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular for its annual general meeting scheduled to be held on November 8, 2006.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the fiscal year ended June 30, 2006.